	50 Fremont Street San Francisco, CA 94105 Tel 415.983.1000 Fax 415.983.1200	MAILING ADDRESS P. O. Box 7880 San Francisco, CA 94120 www.pillsburylaw.com

October 31, 2005		Justin D. Hovey
Phone: 415.983.6117
justin.hovey@pillsburylaw.com

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attn: Ms. Karen J. Garnett, Assistant Director

Re:	Potlatch Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-128403)

Ladies and Gentlemen:

On behalf of Potlatch Holdings, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 17, 2005. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

October 31, 2005

General

1.	Please provide us with your analysis of why the proposed transaction does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3(a)(3) of the Exchange Act. Alternatively, please tell us which, if any, of the exceptions provided in Rule 13e-3(g) is applicable to your transaction. Provide a detailed analysis of the factual basis supporting any claimed exemption.

Response: The Registrant believes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), does not apply to the merger described in the Registration Statement by virtue of the applicability of the exception set forth in Rule 13e-3(g)(2). The Registrant respectfully submits that the following analysis of each requirement of Rule 13e-3(g)(2) supports this conclusion:

(a) The introductory language in Rule 13e-3(g)(2) provides that, in order for the exception to apply, the security holders in the proposed transaction must be offered or receive only an equity security. With respect to the proposed merger, each stockholder of Potlatch Corporation, the predecessor corporation to the Registrant after the consummation of the merger described in the Registration Statement (“Potlatch”), is offered only common stock of the Registrant.

(b) Rule 13e-3(g)(2)(i) provides that the equity security offered or received must have substantially the same rights as the equity security which is the subject of the proposed transaction; provided that this requirement is deemed satisfied if unaffiliated security holders are offered common stock. In the merger, all stockholders of Potlatch, including unaffiliated stockholders, will receive the Registrant’s common stock.

(c) Rule 13e-3(g)(2)(ii) provides that the equity security offered or received in the proposed transaction must be registered pursuant to section 12 of the 1934 Act. Upon consummation of the merger and pursuant to Rule 12g-3 under the 1934 Act, the Registrant’s common stock will be deemed registered pursuant to Section 12 of the 1934 Act.1

[1]	Subject to certain exceptions inapplicable to the proposed merger, Rule 12g-3 under the 1934 Act provides as follows: “Where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered

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October 31, 2005

(d) Rule 13e-3(g)(2)(iii) provides that the equity security offered or received in connection with the proposed transaction must be listed on a national securities exchange if the equity security that is the subject of the proposed transaction is listed on a national securities exchange. Potlatch’s common stock is listed on the New York Stock Exchange. The Registrant notes that a condition to the closing of the merger is that the Registrant’s common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Further, the special E&P distribution described in the Registration Statement does not constitute a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the 1934 Act because, among other things, it does not have a reasonable likelihood or a purpose of producing any of the effects described in Rule 13e-3(a)(3)(ii) (i.e., it will not result in the Registrant having less than 300 holders or not being listed on a national securities exchange).2

2.	We note your disclosure on page 25 that, while many other REITs derive substantial portions of their cash flow from leases or other contracts providing for relatively stable payments, your cash flow and ability to maintain or increase the initial dividend rate will be substantially dependent upon the market price for timber in your operating regions and market prices for your manufactured products, and such prices have historically been volatile. Please revise your disclosure on pages 3 and 43 to include this information. In addition, tell us how you reconcile this volatile cash flow with your intent to pay regular quarterly dividends.

(... continued)

pursuant to section 12 of the [1934] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12 (b) or (g) of the [1934] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the [1934] Act[.]”

[2]	The effects referred to in Rule 13e-3(a)(3)(ii) are the following: (A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. See Aether Systems, Inc., SEC No-Action Letter, http://www.sec.gov/divisions/corpfin/cf-noaction/aether042605.htm (Apr. 26, 2005).

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October 31, 2005

Response: This comment and several of the Staff’s later comments (see, for example, Comment Nos. 18, 42, 43 and 45) address the Registrant’s ability to pay and sustain a substantially higher distribution rate from the operating cash flows of its timberland operations. The Staff notes that a relatively small portion of Potlatch’s net sales are derived from the Resource segment (approximately 15% in the six months ended June 30, 2005) and that there will be limitations on the Registrant’s ability to use cash flows from its taxable REIT subsidiary to make distributions.

In arriving at the proposed initial distribution rate, the Registrant primarily focused on the historical and expected future cash flows from its timberland operations. In sum, Potlatch generates substantially higher cash flows from its REIT qualified timberland operations than from its other businesses. For example, the table below sets forth the operating income and depreciation, amortization and cost of fee timber harvested (“D, D & A”) for its Resource segment for each of the last three completed fiscal years. See the discussion of Potlatch’s business segments under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and Note 14, “Segment Information,” on pages 62-64 of Potlatch’s Form 10-K for the year ended December 31, 2004.

	2004	2003	2002
	(in thousands)
Resource Segment
Operating Income	$69,901	$65,511	$62,554
D, D & A	$19,621	$20,917	$28,791

While the Resource segment is not identical to the REIT and therefore the Registrant cannot provide these numbers with precision, the Registrant estimates that, after pro forma adjustments to these amounts, Potlatch’s REIT operations would have produced cash flows in excess of $80 million in 2004 and in excess of $75 million in each of 2003 and 2002.

In addition, as noted in the Registration Statement, the Registrant expects to substantially increase its timber harvest activities in 2006 as a result of the initiation of sawlog production at its hybrid poplar farm in Boardman, Oregon and acceleration of harvest activities on its Idaho timberlands due to an imbalance in timber ages on those timberlands.

Based on the amount and the consistency of its historical cash flows from its timberland operations and its increasing harvest activities that can be expected to

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lead to additional cash flows, the Registrant believes that it will be able to sustain comfortably the higher distributions it intends to pay following the REIT conversion.

With respect to the specific question raised in the Staff’s Comment No. 2, the Registrant’s analysis indicates that reasonably foreseeable fluctuations in timber prices, based on historical experience, will not impair its ability to fund the proposed distributions entirely or predominantly from the cash flows of the REIT operations. Historically, timber prices have fluctuated but not nearly to the same degree as prices for our manufactured products. While changes in prices for the Registrant’s manufactured products can be volatile, the Registrant does not anticipate having to rely significantly on cash flows from the TRS to fund its distributions to stockholders. In accordance with the Staff’s Comment No. 2, the Registrant has made specific reference to the potential impact of changing prices on its distribution capacity in the sections of the Registration Statement entitled “Questions and Answers about the REIT Conversion” and “Distribution Policy.”

3.	Refer to TIPSheet No. 86, the internal communication sent to Potlatch Corporation employees on September 19, 2005, which was filed under Rule 425 of the Securities Act. We note your statement that: “The company expects its annual dividend, post REIT conversion, to be approximately $76 million, or $2.60 per share, as compared with the current annual dividend of $.60 per share. Following the special E&P distribution, the $76 million annual dividend will be spread across a greater number of shares (which cannot yet be calculated), therefore the annual per share dividend amount will be less than $2.60.” Please revise your disclosure throughout the prospectus, including pages 3 and 43, to clarify that the annual per share dividend amount will be less than $2.60. In addition, please confirm whether this distribution would come from operating cash flows from the REIT.

Response: The Registrant has made the requested disclosures. In addition, the Registrant confirms that it expects to fund its distributions on an annual basis exclusively or predominantly from the Registrant’s REIT operations. In this regard, the Registrant notes its response to the Staff’s Comment No. 2, above.

4.

We note that you will transfer the assets and operations of your non-REIT qualifying businesses to one or more newly formed subsidiaries that will elect to be treated as a taxable REIT subsidiary following the REIT conversion. Based on your disclosure on page 68, it appears that over 85% of your net sales derived from assets that will be transferred to one or more wholly-owned taxable

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corporate subsidiaries. Please tell us your estimate of the value of the assets to be held by the company once it has qualified as a REIT. In light of the 20% asset limitation imposed on REITs (i.e., the aggregate value of all securities of taxable corporate subsidiaries owned by you may not be greater than 20% of the value of the REIT’s total assets), please revise your disclosure in the summary and throughout the prospectus to delineate how you will meet the 20% asset limitation test.

Response: Under the Code, no more than 20% of the value of the assets of a REIT may be represented by the securities of one or more TRSs. The relative value of TRS securities may be established by the good faith determination of the board pursuant to applicable Treasury regulations. The Potlatch board has reviewed analyses of the value of Potlatch TRS securities relative to analyses of the value of its REIT-qualifying assets in connection with its announced plan to elect REIT status. These analyses, which were primarily based on the value of expected future cash flows and the value of liabilities assumed by Potlatch TRS, suggest that the value of the Potlatch TRS securities will be well below 20% of the value of the REIT. The Registrant notes that these analyses do not depend on the relative amount of net sales. The Potlatch board has not placed a precise value on the TRS securities and is not required to do so. Further, because Potlatch expects to meet this test, it does not believe that valuation information is material, particularly in view of the fact that Potlatch stockholders will be voting on the merger and not on whether Potlatch should convert to REIT status. (In this regard, see the response to the Staff’s Comment No. 30). The Registrant has supplemented its disclosure in the section of the Registration Statement entitled “Questions and Answers about the REIT Conversion” to further explain the 20% test, the method for determination of values and the fact that it expects to be able to meet this test.

5.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Registration Statement currently contains all artwork that the Registrant intends to use in the prospectus.

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October 31, 2005

Questions and Answers about the REIT Conversion, page 1

6.	Please refrain from using the term “dividends” in this section and throughout the prospectus since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company has never operated as a REIT, there is no assurance it will have current or accumulated earnings and profits, and the distributions made to stockholders may constitute, in part, a return of capital. Instead, please use the term “distributions.”

Response: The Registrant has made the requested revisions.

What happens in the REIT conversion? - page 1

7.	We note that the restated certificate of incorporation will contain restrictions on the ownership of Potlatch Holdings common stock primarily to facilitate compliance with the REIT rules and otherwise to address concerns relating to capital stock ownership. Please expand your disclosure to clarify what you mean by “and otherwise to address concerns relating to capital stock ownership.”

Response: The Registrant has deleted the phrase “and otherwise to address concerns relating to capital stock ownership” in each place it previously appeared in the Registration Statement. In order to address the risks associated with the ownership limitations, the Registrant added a disclosure that the ownership restrictions could delay, defer or prevent a transaction or a change of control of the Registrant that might involve a premium price for common stock of Potlatch Holdings or otherwise be in the best interests of its stockholders.

What is a taxable REIT subsidiary? - page 2

8.	Please expand your disclosure to briefly describe the asset and income limitations imposed on REITs and taxable REIT subsidiaries. In light of the fact that it appears the majority of your income generating assets are being transferred to your TRS, please discuss how these asset and income limitations will impact your business operations going forward.

Response: The Registrant has made the requested disclosures.

Why do we intend to become a REIT? - page 2

9.	We note one reason you are proposing the REIT conversion is “expected reduced costs of capital and more attractive equity currency.” Please expand your

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disclosure to briefly describe what you mean by reduced costs of capital and more attractive equity currency.

Response: The Registrant has made the requested disclosures.

10.	We note the list of reasons on page 2. Please expand your disclosure to briefly discuss the basis for your belief that these benefits will occur. For example, please explain how you expect to increase dividends as a REIT when it appears the majority of your income-producing assets are being transferred to your TRS and why you believe you will receive a higher stock market valuation as a result of increased cash flows.

Response: The Registrant has made the requested disclosures.

What will I receive in connection with the REIT conversion? - page 3

11.	We note that you plan to make a special E&P distribution payable at the election of each stockholder, in cash, shares of Potlatch Holdings stock or a combination of both. Please expand your disclosure to provide an estimate, based on the current number of shareholders, of the amount of cash and the number of shares each shareholder would receive on a pro-rata basis if every shareholder elects to receive cash. In addition, please briefly discuss the source of cash for this distribution.

Response: The Registrant has made the requested disclosures.

12.	Please provide us with a form of the election you intend to use to solicit shareholders regarding the E&P distribution prior to its use.

Response: The Registrant has filed the form of the election form with respect to the special E&P distribution as Exhibit (99)(j) to the Registration Statement.

What are some of the risks associated with the restructuring? - page 4

13.	We note your disclosure on pages 20 and 43 that you anticipate that most of your income in the foreseeable future will consist primarily of net capital gains. Please discuss how this will impact shareholders’ potential to receive distributions from Potlatch relative to other REITs that principally earn ordinary income and are required to distribute 90% of such income.

Response: The Registrant has made the requested disclosures.

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October 31, 2005

Summary, page l0

14.	We note your statement that the reader should carefully read this entire proxy statement/prospectus and the other documents to which this proxy/statement refers. Please revise the introductory paragraph to identify the “other documents.”

Response: The Registrant has made the requested revisions.

Historical Data Per Share, page 17

15.	Please tell us how the annual dividend of $3.10 per share is consistent with the dividend payments shown on page 15, which indicate that stockholders received $2.95 per share in 2004.

Response: The Registrant notes that the aggregate per share dividend payments in 2004 shown under the section entitled “Historical Data Per Share” is consistent with the aggregate per share dividend payments in 2004 shown under the section entitled “Historical Market Price and Dividend Data of Potlatch Common Stock.” The latter section indicates that for 2004 aggregate per share dividends of $3.10 were made by Potlatch Corporation, comprised of quarterly dividends of $0.15 per share and a special dividend in the amount of $2.50 per share in the fourth quarter of 2004.

Risk Factors, page 19

16.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	“Our cash dividends are not guaranteed and may fluctuate,” page 20

•	“Certain of our business activities are potentially subject to prohibited transactions or corporate level tax,” page 22

•	“Legislative or other actions affecting REITs could have a negative effect on us,” page 23

•	“An investment in our common stock involves other tax issues,” page 23

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•	“Inability to obtain governmental approvals and third party consents may have a material adverse effect,” page 24

•	“Changes in production costs may adversely affect our results of operations and cash flow,” page 26

•	“The market for hybrid poplar lumber is uncertain,” page 27

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response: The Registrant has made the requested revisions.

Risks and Effects of the Merger and the REIT Conversion, page 19

If we fail to qualify as a REIT or fail to remain qualified as a REIT..., page 19

17.	We note your disclosure that you will need to transfer your non-qualifying REIT assets to one or more TRSs and that these non-qualifying REIT assets consist principally of your various manufacturing facilities and the related businesses and operations. Please expand your disclosure to briefly describe the related businesses and operations.

Response: The Registrant has made the requested disclosures.

As a REIT, we will be limited in our ability to fund dividend payments..., page 20

18.	We note that it appears that a majority of your revenue generating operations and assets are being transferred to the TRS. We further note that your ability to receive dividends from the TRS is limited by the rules with which you must comply to maintain your status as a REIT. As a result, it would appear that dividends would be limited to income generated only from the Resource segment of your current operations. Please expand your disclosure in this section and on page 43 to clarify that the majority of your current income is generated from operations and assets being transferred to the TRS and that only a portion will be available to be distributed to shareholders. In addition, please quantify the portion of your historical operations that will be conducted under the TRS rather than at the REIT level.

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October 31, 2005

Response: The Registrant has made the requested disclosures, providing information regarding the historical operating income of three segments that are being transferred to the taxable REIT subsidiary. The Registrant believes that operating income better reflects the assets and operations to be transferred to the taxable REIT subsidiary.

19.	Please expand your disclosure to clarify that your TRS’ after-tax net income is available for distribution, but is not required to be distributed to you and that income that is not distributed to you by your TRS will not be subject to the REIT 90% distribution requirement.

Response: The Registrant has made the requested disclosures.

We intend that the special E&P distribution will be a taxable dividend..., page 22

20.	We note your disclosure that a stockholder that receives its portion of the special E&P distribution entirely in the form of shares would be treated for federal income tax purposes as having received a taxable dividend. Please expand your disclosure to clarify that the stockholder may have to sell shares or otherwise obtain funds to pay the income tax in connection with the special E&P distribution.

Response: The Registrant has made the requested disclosures.

The extent of our proposed use of TRSs may affect the price..., page 22

21.	We note that, following your election to be taxed as a REIT, you intend to conduct a portion of your business activities through one or more TRSs. Please expand your disclosure to quantify this portion.

Response: The Registrant has made the requested disclosures, providing information regarding the historical operating income of three segments that are being transferred to the taxable REIT subsidiary.

Our management has never operated a REIT, page 22

22.	Please expand the risk factor to describe the risks to investors or to your business.

Response: The Registrant has made the requested disclosures.

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October 31, 2005

An investment in our common stock involves other tax issues..., page 23

23.	Please revise to provide a separate risk factor for each risk described. To the extent these risks are not material or have been described in other risk factors, please consider deleting this risk factor.

Response: The Registrant has made the requested revisions.

Inability to obtain government approval and third-party consents..., page 24

24.	We note that you will be required to obtain governmental approvals and third party consents in order to transfer your manufacturing operations and related assets to the TRS in connection with the REIT conversion. Please expand your disclosure to identify the material government approvals and third party consents that you will be required to obtain. In addition, please expand your disclosure to discuss the specific amendments or renewals, if material, you will need to obtain in connection with your credit facilities prior to the REIT conversion.

Response: Because the Registrant is not aware of any material approvals or consents, the Registrant has deleted this risk factor. The Registrant has added disclosures in the “Liquidity and Capital Resources” portion of the MD&A to indicate that Potlatch will require lender approval to revise the existing credit facility. The Registrant does not believe that obtaining such approval is a material risk.

Risks Related to Our Business, page 25

We do not insure against losses..., page 28

25.	We note that you do not maintain insurance for any loss to your standing timber from natural or other causes. Please tell us whether you have historically experienced any material losses from your standing timber.

Response: The Registrant confirms to the Staff that Potlatch has not historically experienced any material losses to Potlatch’s standing timber.

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Other Risks Affecting Our Business and Operations, page 29

We are dependent on key personnel, page 29

26.	Please expand your disclosure to identify the members of your senior operating management team.

Response: The Registrant has made the requested disclosures.

Voting and Proxies, page 32

27.	Please provide us with screen shots for each of the screens a stockholder could view during the online voting process. Alternatively, please provide a password so that we can view the voting website.

Response: The Registrant is currently working with the transfer agent for the Registrant’s common stock regarding the matters to be submitted to a vote of Potlatch’s stockholders. As soon as the voting website is available, the Registrant will provide the Staff screen shots for each of the screens a stockholder could view during the online voting process or a password.

28.	Please revise the disclosure under “Revoking your proxy” to clarify whether stockholders can revoke or change their votes online or by telephone. If so, briefly describe the procedures for doing so.

Response: The Registrant has made the requested revisions.

Background of the REIT Conversion and the Merger, page 35

29.	We note your disclosure on page 35 that the feasibility of converting to a REIT was discussed by Potlatch’s board in 2002 and 2003 as part of its strategic review of Potlatch’s business. Please expand your disclosure to describe the discussions by the board with respect to the feasibility of converting to a REIT. The disclosure should include the nature and substance of the discussions.

Response: The Registrant has made the requested disclosures.

30.

We note that Potlatch engaged Goldman Sachs and Deloitte Touche in 2004 to further evaluate and advise Potlatch regarding the possible conversion to a REIT. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by Goldman

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Sachs and Deloitte Touche. Refer to Item 4(b) of Form S-4. In addition, please provide us with all written materials prepared for the board and management in connection with the proposed REIT conversion.

Response: The Registrant believes that Item 4(b) of Form S-4 is not applicable because information with respect to the analyses of Goldman Sachs and Deloitte Touche is not materially related to the matter before stockholders. These analyses relate to the proposed conversion to a REIT. The stockholders of Potlatch will be voting on the merger, which is not a condition to or requirement for the REIT conversion.

The decision to convert to a REIT does not require stockholder approval and stockholder approval is not being sought. The board of directors of Potlatch made a preliminary decision to convert to a REIT in September 2005. A final decision by the board is expected in December 2005. That decision will be made without regard to whether stockholder approval of the merger has been obtained.

The merger to be voted on by Potlatch stockholders has two purposes: (i) to implement ownership restrictions on Potlatch common stock (which facilitate compliance with the REIT rules) and (ii) to authorize additional shares of common stock. Neither of these changes are a condition to Potlatch’s conversion to a REIT structure. The proposed stock ownership restrictions will assist Potlatch in complying with the REIT rules, and for this reason are common among REITs. These restrictions, however, are not a requirement for a REIT and some REITs have chosen not to have them at all. If the merger is not approved, Potlatch is prepared to move forward with the REIT conversion without these restrictions. Moreover, the authorization of additional common shares has no impact on Potlatch’s ability to convert to a REIT.

In the amended Registration Statement, the Registrant has significantly revised the forepart of the proxy statement/prospectus to further emphasize the fact that stockholders are not voting on the REIT conversion, but on the merger, which is not a condition to the REIT conversion.

Because stockholders are not voting on whether to convert to a REIT, the Registrant respectfully submits that any analyses relating to the proposed conversion to a REIT are not materially related to the decision to be made by stockholders and thus are not required to be disclosed under Item 4(b) of Form S-4.

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October 31, 2005

In addition, Item 4(b) of Form S-4 requires the inclusion of all information required by Item 1015 of Regulation M-A with respect to a “report, opinion or appraisal” only if “such report, opinion or appraisal is referred to in the prospectus.” To the extent that the Registration Statement referred to any evaluation or analysis to be performed by Goldman Sachs or Deloitte Touche Tohmatsu, that reference was intended to be a description of their engagement as Potlatch’s advisors as part of a description of the board of directors’ overall process and was not intended to be a reference to any “report, opinion or appraisal.”

Accordingly, the Registrant has revised the “Background of the REIT Conversion and the Merger” section to eliminate the references to any evaluation performed by Goldman Sachs as well as specific references to its work. We have deleted the references to Deloitte Touche Tohmatsu on the grounds that it does not enhance the disclosures to stockholders.

Based on the foregoing, the Registrant requests that the Staff reconsider its need for the board materials. The materials consist largely of financial projections prepared by the management of Potlatch solely for internal use. Were these materials relevant to the matters at hand, the Registrant would seek confidential treatment for their contents, which have not been disclosed to any third parties other than the board’s advisors.

31.	We note on September 16 and 17, 2005, the board met to consider the REIT conversion. Please expand your disclosure to identify all individuals who attended or participated in the meeting.

Response: The Registrant has made the requested disclosures.

32.	Please disclose whether the board considered any alternative tax-efficient strategies. If not, briefly explain why.

Response: The Registrant has made the requested disclosures.

Our Reasons for the REIT Conversion and the Merger, page 37

33.

We note that, at the September 2005 board meeting, management presented its evaluation and recommendation to the board regarding the proposed REIT conversion and representatives of Goldman Sachs reviewed advantages and disadvantages of a REIT conversion. We further note your statement on page 36

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that, during the course of these presentations, the board reviewed information with respect to the positive and negative factors identified below. Please revise to clarify, if true, that all the advantages and disadvantages reviewed by Goldman Sachs in the September 2005 meeting are detailed in this section or revise to include them.

Response: The Registrant notes that the material advantages and disadvantages considered by the board were not exclusively those identified by Goldman Sachs. The Registrant confirms that the material advantages and disadvantages reviewed by Potlatch’s board of directors are identified under the section of the Registration Statement entitled “Our Reasons for the REIT Conversion and the Merger.” In this regard, the Registrant notes that some of the disadvantages are more fully discussed in the “Risk Factors” section of the Registration Statement, which section is cross-referenced in the list of risks and drawbacks.

34.	Please revise the first bullet point on page 37 to quantify the expected reduction in costs of capital. If the board did not quantify this amount, please include a statement to that effect.

Response: The expected reduced cost of capital is due to the greater cash flows associated with a more tax-efficient structure (i.e., a timber REIT is able to offer a higher price for timberlands and still enjoy the same or greater returns on its investment compared to a regular C corporation). The board of directors did not quantify the expected reduction in costs of capital.

35.	Please provide support for your statement in the second bullet point that the market tends to value highly the benefits of the REIT structure. Also, please expand the fifth bullet point to discuss why the treatment of dividends as long-term capital gain relevant to the board’s consideration.

Response: The Registrant has made the requested disclosures.

36.	We note your disclosure that the Potlatch board considered a number of drawbacks or risks relating to the REIT conversion and the merger. Please confirm that all the drawbacks and risks that the board considered are detailed in this section or revise to include them.

Response: The Registrant has made the requested disclosures.

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37.	Please expand your description of each negative factor to explain why it represents a drawback or a risk. For example, it is not clear why the required E&P distribution represents a drawback to the transaction. Where possible, please quantify the anticipated negative impact on your company.

Response: The Registrant has made the requested disclosures.

Terms of the Merger, page 38

38.	We note the statement in the introductory paragraph that the summary is not complete and is qualified in its entirety by reference to the merger agreement. Please note that a summary by its nature does not contain every term but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that your summary includes all the material information.

Response: The Registrant has made the requested revisions.

Termination of the Merger Agreement, page 40

39.	We note that Potlatch reserves the right to cancel or defer the merger or the REIT conversion even if the stockholders of Potlatch vote to adopt the merger agreement and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Potlatch and its stockholders. Please briefly describe the factors that the board would consider in determining that the merger or the REIT conversion is no longer in the best interests of Potlatch and its stockholders.

Response: The Registrant has made the requested disclosures.

Other Restructuring Transactions, page 42

40.	We note that you will transfer the assets and operations of your non-REIT qualifying businesses to one or more newly formed subsidiaries that will elect to be treated as a taxable REIT subsidiary following the REIT conversion. Please expand your disclosure to specifically identify the assets that you will transfer to the TRS. Also, please quantify the percentage of your assets and operations that will be transferred to the TRS. In addition, please include a brief discussion of the asset and income limitations associated with the TRS.

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

Response: The Registrant has made the requested disclosures, providing information regarding the historical operating income of three segments that are being transferred to the taxable REIT subsidiary.

Dividend and Distribution Policy, page 43

41.	We note your disclosure that unlike most REITs you anticipate that most of your income in the foreseeable future will consist primarily of net capital gains. Please expand your disclosure in this section and on page 20 to clarify why you expect to primarily earn net capital gains income and indicate the percentage, if any, of ordinary income that you anticipate earning in the foreseeable future.

Response: The Registrant has made the requested disclosures. With respect to the Staff’s request that the Registrant indicate the percentage of ordinary income, the Registrant has indicated in the Registration Statement that a “substantial portion” of the income is expected to be comprised of net capital gains. The Registrant cannot accurately predict the amount of ordinary income and capital gain income that may be earned in the future and, as such, cannot indicate the percentage requested in the Staff’s Comment No. 41.

42.	We note that following the REIT conversion, you expect to pay a regular quarterly dividend of $0.65 per share, which is significantly higher than your historical dividend payment. We also note that your cash flow from operations for the last three years has not been sufficient to cover your proposed dividend. Please expand your discussion to include the anticipated source of funding for future distributions to specifically address concerns about the sustainability of these distributions. Refer to Item 303(a)(1) of Regulation S-K and FRR 72.

Response: The Registrant has made the requested disclosures. With respect to the Staff’s comment regarding the sustainability of the Registrant’s quarterly distributions, the Registrant notes the response to the Staff’s Comment No. 2, above.

43.	Please disclose how the transfer of a substantial portion of your assets to the TRS will affect your cash flows from operating activities in future periods and, in turn, your ability to pay distributions.

Response: The Registrant has made the requested disclosures. With respect to the Staff’s comment regarding the Registrant’s ability to make quarterly

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

distributions, the Registrant notes the response to the Staff’s Comment No. 2, above.

44.	Please revise to clarify how the expected distribution rate will be adjusted based on the number of shares issued in the E&P distribution.

Response: The Registrant has made the requested disclosures.

45.	We note that a significant portion of your predecessor’s assets will be held by the TRS. Please discuss the impact of this structure on the REIT’s cash available for distribution. Disclose the anticipated effect, if any, on revenues and income as a result of holding some assets at the TRS level and some assets at the operating subsidiary level.

Response: The Registrant has made the requested disclosures. With respect to the Staff’s comment regarding the Registrant’s ability to make quarterly distributions, the Registrant notes the response to the Staff’s Comment No. 2, above.

The Special E&P Distribution, page 44

46.	We note the disclosure on page 59 that if the special E&P distribution is $440 million, the lowest point of the expected range, you expect $40 million in borrowing would be required to furnish the $88 million in cash needed to make the distribution. Please expand your disclosure in this section and on page 3 to clarify that you expect to borrow money to make the special E&P distribution.

Response: The Registrant has made the requested disclosures.

47.	Disclosure in the second paragraph states that you expect the special E&P distribution to be between $3.02 and $3.29 in cash and $12.06 and $13.16 in Potlatch Holdings common stock. Please revise to describe the assumptions underlying these amounts and why you have expressed them as a range.

Response: The Registrant has made the requested revisions.

48.	Please revise to clarify whether the special E&P distribution is conditioned upon stockholder approval and consummation of the merger.

Response: The Registrant has made the requested revisions.

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

Our Business, page 45

49.	We note that your business is organized into four operating segments. Please expand your disclosure to quantify the percentage of your revenues associated with each operating segment.

Response: The Registrant has made the requested disclosures.

50.	We note your statements on page 48 that you are a major producer of bleached paperboard and that you believe you are the third largest domestic producer of bleached paperboard, with approximately 10% of the available capacity. We further note your statement on page 49 that you are a leading North American producer of private label household tissue products. Please provide independent, third-party support for these statements. Clearly mark any supporting materials to indicate those portions that substantiate your statements. Also, revise your disclosure to clarify the measures by which you a “major” and a “leading” producer.

Response: The Registrant has made the requested revisions. The Registrant will supplementally provide the Staff with the requested information under separate cover. However, the Registrant notes that it has deleted the language regarding its belief that Potlatch is the “third largest domestic producer of bleached paperboard.” This statement was based on information supplied by an independent research company regarding the annual volume capacities of Potlatch’s and its competitors’ manufacturing facilities, coupled with Potlatch’s internal information regarding the actual, annual volumes produced by Potlatch’s manufacturing facilities. Since the previous statement regarding Potlatch’s production was not based solely on independent, third-party information, the Registrant has deleted this statement.

Raw Materials, page 45

51.	Please expand your discussion to explain the term “fee harvest” as it may not be clear to investors. Your explanation should enable readers to differentiate between this term and “fee timber harvested” which appears to represent a depletion expense.

Response: The Registrant has made the requested disclosures.

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

Consumer Product Segment, page 49

52.	We note that the consumer products segment accounts for approximately 24% of your 2004 consolidated revenue and that you sell a majority of these products to three national grocery store chains. In that regard, please disclose the name and the percentage of consolidated revenues generated by any customer who accounts for 10% or more of your consolidated revenues. Refer to FRR 503.02.

Response: The Registrant confirms for the Staff that no customer accounted for 10% or more of Potlatch’s consolidated revenues during the last three completed fiscal years.

Manufacturing Facilities, page 50

53.	We note your reference to “rated capacity” in the footnotes to the chart regarding your manufacturing facilities. Please revise to briefly explain what is meant by this term.

Response: The Registrant has deleted the term “rated capacity” in connection with the Staff’s Comment No. 53 and replaced the term with language explaining that the applicable amounts reflected in the table are based on the Registrant’s estimates of the facility’s capacity.

Policies with Respect to Certain Activities, page 53

54.	We note your statement that the following is a discussion of the anticipated policies with respect to dividends, investments, financing, lending and certain other activities of Potlatch Holdings and that your policies with respect to these activities will be determined by your board of directors upon consummation of the REIT conversion. Please confirm that your board of directors intends to adopt the policies as outlined in this section.

Response: The Registrant confirms to the Staff that its board of directors intends to adopt the policies as outlined in this section, and the Registrant has added disclosure in the Registration Statement to this effect.

55.	We note that, if your board of directors determines that additional funding is desirable, you may raise such funds through equity offerings of securities. Please tell us whether you have any current plans to undertake an equity offering of securities in the foreseeable future.

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

Response: The Registrant confirms to the Staff that the Registrant does not have any current plans to undertake an equity offering of securities in the foreseeable future.

Selected Financial Data, page 65

56.	Revise to include the cash dividends declared per common share for each of the periods presented in accordance with Item 301 of Regulation S-K.

Response: The Registrant has made the requested disclosures.

Management’s Discussion of Financial Condition, page 68

57.	Please include a tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Response: The Registrant has made the requested disclosures.

Overview, page 58

58.	We note that your Resource segment accounts for approximately 15% of your net sales from continuing operations. Please expand your disclosure to discuss how you will be able to satisfy the REIT requirements when it appears that the majority of your net sales result from non-REIT qualified assets.

Response: The Registrant has made the requested disclosures in the section of the MD&A entitled “Effect of REIT structure on our operations.”

Liquidity and Capital Resources, page 84

59.	Please revise to discuss the effect that conversion to a REIT will have on your liquidity as a result of the increased dividend requirements.

Response: The Registrant has made the requested disclosures.

60.	Refer to the third full paragraph on page 86. Please disclose the interest rates applicable to your existing credit facility.

Response: The Registrant has made the requested disclosures.

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

61.	Please discuss the effects, if any, that the recent hurricanes have had, or are expected to have on your liquidity and capital resources.

Response: The recent Gulf Coast hurricanes have not affected Potlatch’s liquidity or capital resources, but they are expected to affect Potlatch’s results of operations in the near term. Accordingly, while the Registrant did not add disclosures to the “Liquidity and Capital Resources” section of the MD&A in this amendment to the Registration Statement, the Registrant expects to disclose the increases in costs indirectly resulting from these hurricanes in the next amendment to the Registration Statement, which will contain financial results from the quarter ended September 30, 2005.

Description of Potlatch Holdings Capital Stock, page 88

62.	We note your statement that under Delaware law your stockholders are generally not personally liable for your debts and obligations. Please expand your disclosure to clarify when your stockholders would be personally liable for your debts and obligations.

Response: The Registrant has deleted the sentence referred to in Staff’s Comment No. 62 rather than expand the disclosure to clarify when stockholders would be personally liable for the Registrant’s debts and obligations. Under Item 202(a)(1)(ix) of Regulation S-K, these types of liabilities are not required to be disclosed if “immaterial because of the financial resources of the registrant or other factors make it improbable that liability . . . would be imposed.” The Registrant believes both of the foregoing exceptions are applicable and has therefore deleted this sentence from the Registration Statement.

Material Federal Income Tax Consequences, page 99

63.	Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Skadden, Arps, rather than stating that you expect to receive the opinion. Provide conforming changes in the risk factor on page 19.

Response: The Registrant notes the Staff’s comments and will revise the disclosure prior to effectiveness of the Registration Statement.

Pillsbury Winthrop Shaw Pittman LLP

October 31, 2005

Part II. Information Not Required in Prospectus

Exhibits

64.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Response: The Registrant notes the Staff’s comment and expects to file all remaining exhibits with Amendment No. 2 to the Registration Statement. As the Registrant is not in a position to file its legal and tax opinions, it is attaching draft copies of the opinions it expects to receive from outside counsel as Exhibit A-1, Exhibit A-2 and Exhibit A-3, respectively.

If you have any questions, please do not hesitate to call Blair White at (415) 983-7480 or me at (415) 983-6117. Comments can also be sent via facsimile at (415) 983-1200.

Yours very truly,

/s/ JUSTIN D. HOVEY
Justin D. Hovey

Exhibits:

Exhibit A-1:	Form of Pillsbury Winthrop Shaw Pittman LLP Opinion
Exhibit A-2:	Form of Skadden, Arps, Slate, Meagher & Flom LLP Opinion
Exhibit A-3:	Form of Skadden, Arps, Slate, Meagher & Flom LLP Opinion

cc:	L. Pendleton Siegel

Gerald L. Zuehlke

Ralph M. Davisson

B.W.	White

J.D. Rayis

Pillsbury Winthrop Shaw Pittman LLP

Exhibit A-1

Form of Pillsbury Winthrop Shaw Pittman LLP Opinion

[Pillsbury Winthrop Shaw Pittman LLP Letterhead]

[•], 2005

Potlatch Holdings, Inc.

601 West Riverside Avenue, Suite 1100

Spokane, WA 99201

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We are acting as counsel for Potlatch Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-4 (Registration No. 333-128403), as amended (the “Registration Statement”), relating to the registration under the Securities Act of 1933 (the “Act”) of 42,220,028 shares (the “Shares”) of Common Stock, par value $1.00 per share (the “Common Stock”), of the Company, to be issued in connection with (a) the merger contemplated by the Agreement and Plan of Merger dated as of September 19, 2005, by and among the Company, Potlatch Corporation, a Delaware corporation (“Potlatch”), and Potlatch Operating Company, a newly formed Delaware corporation and a direct wholly owned subsidiary of Potlatch (the “Merger Agreement”), which Merger Agreement is described in the Registration Statement and included as Annex A therein, or (b) the special E&P distribution as described in the Registration Statement.

We have reviewed and are familiar with such corporate proceedings and other matters as we have deemed necessary for this opinion. Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued in accordance with the Merger Agreement or upon issuance and delivery of the Shares in payment of the special E&P distribution to stockholders as described in the Registration Statement and the countersigning of any certificates representing the Shares by a duly authorized signatory of the registrar for the Company or the book-entry of the Shares by the transfer agent for the Company’s common stock in the name of the Depository Trust Company or its nominee, will be validly issued, fully paid and nonassessable. This opinion is limited to matters governed by the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the Proxy Statement/Prospectus included therein. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

DRAFT

Exhibit A-2

FORM OF TAX OPINION

[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

[•], 2005

Potlatch Corporation

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

Re:	Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning certain United States federal income tax considerations in connection with the registration statement on Form S-4 (File No. 333-128403) filed by Potlatch Corporation, a Delaware corporation (“Potlatch,” and together with the entities in which it holds, or has held, a direct or indirect interest, the “Company”) on September 19, 2005 with the Securities and Exchange Commission (the “Commission”) (such registration statement, as amended, being hereinafter referred to as the “Registration Statement”). The Registration Statement relates to the Company’s contemplated transactions in connection with its proposed conversion to a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code,” and such conversion and related transactions, the “REIT Conversion”). All capitalized terms used herein, unless otherwise specified, shall have the meanings assigned to them in the Registration Statement. We have acted as special tax counsel to Potlatch in connection with and we have participated in the preparation of the Registration Statement.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including, without limitation, organizational documents of the entities comprising the Company. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of officers of Potlatch (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of the Company. These representations and covenants relate, in some cases, to transactions and investments for which we did not act as the Company’s primary counsel. For purposes of

Potlatch Corporation

[                    ], 2005

our opinion, we have not independently verified all of the facts, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. We have, consequently, assumed and relied on your representation that the information presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to knowledge or belief. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. We are not aware of any facts inconsistent with such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) Potlatch will elect to be taxed as a REIT under the Code with the filing of its 2006 tax return, (ii) Potlatch and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (iii) there will be no changes in the applicable laws of the State of Delaware or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, (iv) Potlatch will distribute all of its accumulated C corporation earnings and profits in a taxable distribution before December 31, 2006, and (v) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Code, the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee

Potlatch Corporation

[                    ], 2005

that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

Based upon and subject to the foregoing, we are of the opinion that

1. Commencing on January 1, 2006, Potlatch will be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable Potlatch to meet the requirements for qualification and taxation as a REIT. As noted in the Registration Statement, Potlatch’s qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements including requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of Potlatch’s operation for any one taxable year satisfy the requirements for taxation as a REIT under the Code.

2. Although the discussion set forth in the Registration Statement under the caption “Federal Income Tax Considerations” does not purport to discuss all possible United States Federal income tax consequences of the purchase, ownership, and disposition of the Potlatch common stock, the discussion, although general in nature, constitutes, in all material respects, a fair and accurate summary under current law of certain material United States Federal income tax consequences of the purchase, ownership and disposition of the Potlatch common stock by a holder who purchases such Potlatch common stock, subject to the qualifications set forth therein. The United States Federal income tax consequences of an investment in the Potlatch common stock by an investor will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “Material Federal Income Tax Consequences” as applied to any particular holder.

We express no opinion on any issue relating to Potlatch or any investment therein, other than as expressly stated above.

This opinion has been prepared for you in connection with the REIT Conversion. It may not be relied upon by anyone else without our prior written consent. We consent to the filing of this opinion as an Exhibit to the Registration Statement to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “Risk Factors”, “Material Federal Income Tax Consequences” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

Exhibit A-3

FORM OF TAX OPINION

[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

[•], 2005

Potlatch Corporation

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

Re:	Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to Potlatch Corporation, a Delaware corporation (“Potlatch,” and together with the entities in which it holds, or has held, a direct or indirect interest, the “Company”), in connection with the proposed merger (the “Merger”) of Potlatch with and into Potlatch Operating Company (“Operating Company”), a Delaware corporation and wholly owned subsidiary of Potlatch Holdings, Inc. (“Holdings”), a Delaware corporation and wholly-owned subsidiary of Potlatch, pursuant to the Agreement and Plan of Merger, dated as of September 19, 2005 (the “Merger Agreement”), by and among Potlatch, Operating Company, and Holdings. At your request, in connection with the filing of the Information Statement/Prospectus constituting a part of Holding’s registration statement on Form S-4 (File No. 333-128403) filed on September 19, 2005 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) (such registration statement, as amended, being hereinafter referred to as the “Registration Statement”), we are rendering our opinion concerning the material United States federal income tax consequences of the Merger. Unless otherwise specified herein, all capitalized terms shall have the meanings ascribed to them in the Merger Agreement.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein, including, without limitation, organizational documents of the entities comprising the Company and the Merger Agreement. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual representations and covenants of officers of Potlatch (the “Officers’ Certificate”) relating to, among other things, the intended and expected

Potlatch Corporation

[                    ], 2005

consequences of the Merger. These representations and covenants relate, in some cases, to transactions and investments for which we did not act as the Company’s primary counsel. For purposes of our opinion, we have not independently verified all of the facts, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. We have, consequently, assumed and relied on your representation that the information presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to knowledge or belief. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. We are not aware of any facts inconsistent with such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein. We have also issued a concurrent opinion with respect to the qualification of Potlatch as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code,”) beginning January 1, 2006.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) Potlatch and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Delaware or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Code, the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits

Potlatch Corporation

[                    ], 2005

with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

Based upon and subject to the foregoing, we are of the opinion that (i) the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(F) of the Code and (ii) each of Potlatch and Holdings will be a “party to the reorganization” within the meaning of section 368(b) of the Code.

We express no opinion on any issue relating to Potlatch or any investment therein, other than as expressly stated above.

This opinion has been prepared for you in connection with the Merger. It may not be relied upon by anyone else without our prior written consent. We consent to the filing of this opinion as an Exhibit to the Registration Statement to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the captions “Risk Factors”, “Material Federal Income Tax Consequences” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,